Exhibit 99.1

Infosys Technologies Limited – Financial Release December 31, 2003	US GAAP Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended December 31, 2003

Infosys increases guidance for revenue and EPADS for fiscal 2004

Fremont, California – January 9, 2004

Highlights

Results for the quarter ended December 31, 2003

•	Third quarter revenues at $ 275.9 million, up 38% from the corresponding quarter last fiscal

•	Earnings per American Depositary Share (ADS) increased to $ 0.54 from $ 0.40 in the corresponding quarter last fiscal

•	30 new clients were added during the quarter

•	Gross addition of 3,666 employees for the quarter for Infosys and its subsidiary, Progeon Ltd.

•	23,209 employees as on December 31, 2003 for Infosys and its subsidiary, Progeon Ltd.

Outlook for the quarter and the fiscal year ending March 31, 2004

•	Consolidated net revenues expected to be between $ 290 million and $ 293 million for the quarter ending March 31, 2004, and between $ 1,050 million and $ 1,053 million for the fiscal year ending March 31, 2004

•	Consolidated earnings per ADS expected to be $ 0.55 for the quarter ending March 31, 2004, and $ 2.02 for the fiscal year ending March 31, 2004

Infosys Technologies Limited (“Infosys” or “the company”) today announced financial results for its third quarter ended December 31, 2003. Revenues for the quarter aggregated $ 275.9 million, up 38% from $ 200.0 million for the quarter ended December 31, 2002.

Net income was $ 70.5 million ($ 52.3 million for the quarter ended December 31, 2002) and earnings per ADS was $ 0.54 ($ 0.40 for the quarter ended December 31, 2002).

“We have reorganized Infosys to face new challenges – increased expectations from clients, a fast-changing economy and a new competitive scenario,” said Nandan M. Nilekani, CEO, President and Managing Director. “We have enhanced our focus on vertical markets and on providing business solutions leveraging technology, using our Global Delivery Model.”

“The acquisition of Expert Information Systems Pty. Limited, Australia is complete and we are working towards a seamless integration,” said S. Gopalakrishnan, Member of the Board and COO. “This will accelerate our market penetration in Australia and provide enhanced value to our clients.”

“We have added several high-quality clients in the high-tech and financial services sectors, in addition to leading communication service providers,” said Basab Pradhan, Head – World-wide Sales and Senior Vice President. “We see this as a result of the market’s continuing interest in offshore services, and also, some of our successful business solutions and alliances.”

“Our initiatives on increasing work offshore continue to yield results. Offshore effort increased to 67.8% during the quarter as compared to 63.9% for the same quarter in the previous year,” said S. D. Shibulal, Member of the Board and Head – World-wide Customer Delivery. “Our billing for two clients, on an LTM (Last Twelve Months) basis, has crossed $ 50 million each.”

In the telecom sector, Infosys saw the addition of leading corporations to its client list. A premier wireless carrier in the US chose Infosys to design, develop and deploy a financial and marketing data mart that will help the organization analyze its financial performance. High-tech companies are finding new ways of improving knowledge and expertise in cutting edge technology. An industry leader

Infosys Technologies Limited – Financial Release December 31, 2003	US GAAP Press Release

providing global data and IP network and integration services for multinational businesses has engaged Infosys in the design, development and support of its global CRM applications. Infosys made significant progress in the media and entertainment industry during the quarter, with the addition of three global leaders. One of the world’s premier media and entertainment companies chose Infosys to help them with some of their technology initiatives.

The retail industry continues to use technology to provide faster and more efficient services to its growing customer base. Infosys reinforced its position in this segment in the US by adding to its client base a renowned supplier of specialty outdoor gear and a nationwide chain of superstores in the US, selling domestic merchandise and home furnishings.

“Pricing has been stable and despite the largest hiring for a quarter, margins have been maintained,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer.

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and on Form 6-K for the quarters ended June 30, 2003 and September 30, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	P. R. Ganapathy, U.S.	V. Balakrishnan, India
	+1 (510) 742-3030	+91 (80) 852-0440
	guns@infosys.com	balakv@infosys.com

Media	Lisa Kennedy, U.S.	Tina George, India
Relations	+1 (510) 742-2946	+91 (80) 852-2408
	lisa_kennedy@infosys.com	tina_george@infosys.com

Infosys Technologies Limited – Financial Release December 31, 2003	US GAAP Press Release

Infosys Technologies Limited and its subsidiaries

Consolidated Balance Sheets

	in US$

	March 31, 2003	December 31, 2003
	(Audited)	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$354,362,918	$421,302,898
Investments in liquid mutual fund units	—	133,011,380
Trade accounts receivable, net of allowances	109,119,856	153,010,094
Deferred tax assets	288,541	472,095
Prepaid expenses and other current assets	24,384,316	35,637,535
Unbilled revenue	19,702,186	20,420,935

Total current assets	507,857,817	763,854,937
Property, plant and equipment, net	157,194,190	182,131,622
Intangible assets, net	6,471,236	—
Deferred tax assets	7,264,885	6,509,330
Investments	4,613,833	1,925,167
Prepaid income taxes	4,452,678	169,688
Other assets	16,454,328	14,651,560

TOTAL ASSETS	$704,308,967	$969,242,304

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$426,611	$342,644
Client deposits	3,208,295	21,203,634
Other accrued liabilities	46,249,269	78,656,396
Income taxes payable	—	14,321,236
Unearned revenue	13,202,115	18,510,857

Total current liabilities	63,086,290	133,034,767
Non-current liabilities
Preferred stock of subsidiary 0.0005% Cumulative Convertible Preference Shares, par value $2 each, 4,375,000 preference shares Authorized, issued and outstanding – 4,375,000 preference shares as of March 31, 2003 and December 31, 2003	10,000,000	10,757,408
Other non-current liabilities	5,217,758	4,427,000
Stockholders’ Equity
Common stock, $0.16 par value; 100,000,000 equity shares authorized, Issued and outstanding – 66,243,078 and 66,455,992 as of March 31, 2003 and December 31, 2003 respectively	8,602,909	8,626,207
Additional paid-in capital	127,042,751	144,070,027
Retained earnings	524,621,160	670,884,201
Deferred stock compensation	(2,817,066)	—
Accumulated other comprehensive income	(31,444,835)	(2,557,306)

Total stockholders’ equity	626,004,919	821,023,129

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$704,308,967	$969,242,304

Infosys Technologies Limited – Financial Release December 31, 2003	US GAAP Press Release

Infosys Technologies Limited and its subsidiaries

Unaudited consolidated statements of income

	In US$ except per share data

	Three months ended December 31,		Nine months ended December 31,

	2002	2003	2002	2003

Revenues	$200,014,166	$275,886,678	$537,775,974	$759,911,290
Cost of revenues (including amortization of stock compensation expenses)	110,928,922	155,856,199	294,226,283	429,501,225

Gross profit	89,085,244	120,030,479	243,549,691	330,410,065

Operating expenses:
Selling and marketing expenses	14,952,660	20,827,551	40,734,946	56,243,853
General and administrative expenses	15,422,086	20,586,131	40,383,534	58,747,502
Amortization of stock compensation expenses	513,954	278,343	1,541,863	1,163,910
Amortization of intangible assets	924,249	2,647,778	1,744,274	6,719,351

Total operating expenses	31,812,949	44,339,803	84,404,617	122,874,616

Operating income	57,272,295	75,690,676	159,145,074	207,535,449
Other income, net	6,907,692	8,842,133	12,538,464	24,385,839

Income before income taxes	64,179,987	84,532,809	171,683,538	231,921,288
Provision for income taxes	11,926,841	13,987,449	29,885,621	38,391,629

Net income	$52,253,146	$70,545,360	$141,797,917	$193,529,659

Earnings per equity share
Basic	$0.80	$1.07	$2.16	$2.95
Diluted	$0.78	$1.05	$2.13	$2.91
Weighted equity shares used in computing earnings per equity share
Basic	65,569,377	65,709,862	65,567,814	65,628,199
Diluted	66,667,561	67,181,796	66,405,932	66,557,167